UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Cell Genesys, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

150921104
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 150921104	13D	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,071,758
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,071,758
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,071,758
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person PN

CUSIP NO. 150921104	13D	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,071,758
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,071,758
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,071,758
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person OO

CUSIP NO. 150921104	13D	Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,071,758
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,071,758
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,071,758
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share, of Cell Genesys, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 400 Oyster Point Boulevard, Suite 525, South San Francisco, CA 94080.

Item 2. Identity and Background

Identity of Each Reporting Person

This Statement is being jointly filed on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Tang Capital Partners, LP
Tang Capital Management, LLC
Kevin C. Tang

Background of Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Partners, LP is a partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company that is the general partner of Tang Capital Partners, LP.

Kevin C. Tang

The business address of Kevin C. Tang is:

4401 Eastgate Mall
San Diego, CA 92121

Mr. Tang is the manager of Tang Capital Management, LLC.

Information Regarding Legal Proceedings

To the best knowledge of the Reporting Persons, no party identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Tang Capital Partners, LP is a Delaware limited partnership.  Tang Capital Management, LLC is a Delaware limited liability company.  Mr. Tang is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate of approximately $23,537,517.50 to purchase $46,153,000 principal face amount of the Issuer’s 3.125% Convertible Senior Notes due 2011 (“Notes”) to be held by Tang Capital Partners, LP.  Funds for the purchase of the Notes were derived from general working capital and margin account borrowings made in the ordinary course of business.  Such transactions were effected in open market and privately negotiated purchases. Tang Capital Partners, LP holds the Notes in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP, as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Notes reported herein.

Item 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business.  The purpose of the acquisition of the Notes is for investment, and the acquisitions were made in the ordinary course of the Reporting Persons’ businesses and were not made for the purpose of acquiring control of the Issuer.  The Reporting Persons have discussed with some members of the Issuer’s management, from time to time, their plans with respect to the operations and strategic direction of the Issuer.  Subject to the Reporting Persons’ commitment under the settlement and exchange support agreement, as described herein, the Reporting Persons may continue to have such discussions with the Issuer, its management, other stockholders of the Issuer or other relevant parties. Subject to the Reporting Persons’ commitment under the settlement and exchange support agreement, as described herein, in such discussions, the Reporting Persons may suggest, discuss or take a position on potential changes to the Issuer’s business, operations, operating budget, cost structure, strategic direction or future plans, including but not limited to the sale, transfer or other disposition of some or all of the Issuer’s assets, a corporate restructuring, liquidation, spin-off or other organizational changes.  Such suggestions, discussions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

On May 5, 2009, Tang Capital Partners, LP filed a creditor derivative lawsuit in the Court of Chancery of the State of Delaware against the Issuer. The lawsuit seeks, among other things, a declaration that the Issuer is insolvent and an injunction prohibiting previously disclosed executive retention payments. On May 10, 2009, Tang Capital Partners, LP entered into a settlement and exchange support agreement with the Issuer pursuant to which the Issuer agreed to commence an offer to exchange all of the $68.3 million aggregate principal amount of the Notes at a purchase price for each $1,000 principal amount of (i) $500 in cash, plus accrued interest, (ii) $140 worth of common stock equal to approximately 206 shares of common stock, and (iii) $310 of new 3.125% convertible senior notes due in May 2013. Tang Capital Partners, LP has agreed to tender into the exchange offer and withdraw the lawsuit if the exchange offer is consummated. The exchange offer has a minimum exchange requirement of 87.5% of the outstanding aggregate principal amount of the Notes. The settlement and exchange offer agreement is subject to a number of terms and conditions.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, strategic direction and position, the market price of the Issuer’s common stock, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, the availability of other investment opportunities and other factors that the Reporting Persons deem relevant to their investment decisions. Based on such evaluations, the Reporting Persons may at any time or from time to time determine to acquire additional shares of the Issuer’s common stock, Notes or other securities convertible into or exchangeable for shares of the Issuer’s common stock or derivatives relating to the Issuer’s common stock, or dispose of shares of the Issuer’s common stock, Notes or other securities convertible into or exchangeable for the Issuer’s common stock or derivatives relating to the Issuer’s common stock that the Reporting Persons own or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as they deem advisable. The Reporting Persons intend to monitor closely their investment in the Issuer. Subject to the Reporting Persons’ commitment under the settlement and exchange support agreement, as described herein, the Reporting Persons and their representatives and advisers may seek to discuss from time to time with members of the board of directors and management of the Issuer the performance of the Issuer, personnel matters, strategic or extraordinary transactions and similar matters. Subject to the Reporting Persons’ commitment under the settlement and exchange support agreement, as described herein, the Reporting Persons and their representatives and advisers may communicate with other security holders, industry participants and other interested parties concerning the Issuer. Based on the Reporting Persons’ continuing evaluation of the foregoing factors, the Reporting Persons reserve the right to change their plans and intentions with respect to the matters referred to in Item 4 of Schedule 13D or otherwise, at any time or from time to time, as they deem appropriate.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	5,071,758 shares, representing 5.5% of the class
	Tang Capital Management, LLC	5,071,758 shares, representing 5.5% of the class
	Kevin C. Tang	5,071,758 shares, representing 5.5% of the class

Tang Capital Partners, LP is the owner of $46,153,000 principal face amount of the Issuer’s Notes. The Notes are convertible into the Issuer’s common stock at a conversion rate of 109.8901 shares of common stock per $1,000 principal face amount of the Notes. Therefore, Tang Capital Partners, LP beneficially owns the 5,071,758 shares of the Issuer’s common stock issuable upon conversion of the Notes, or 5.5% of the class. Tang Capital Partners, LP shares voting and dispositive power over such Notes with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 5,071,758 shares of the Issuer’s common stock issuable upon conversion of the Notes held by Tang Capital Partners, LP, or 5.5% of the class. Tang Capital Management, LLC shares voting and dispositive power over such Notes with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the 5,071,758 shares of the Issuer’s common stock issuable upon conversion of the Notes held by Tang Capital Partners, LP, or 5.5% of the class. Kevin C. Tang shares voting and dispositive power over such Notes with Tang Capital Partners, LP and Tang Capital Management, LLC.

Kevin C. Tang disclaims beneficial ownership of all securities reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 92,881,409 shares of common stock outstanding as of May 11, 2009 (87,809,651 outstanding shares reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009, as filed with the SEC on May 11, 2009, plus 5,071,758 shares of common stock issuable upon the conversion of the Notes held by Tang Capital Partners, LP).

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	5,071,758 shares
Tang Capital Management, LLC	5,071,758 shares
Kevin C. Tang	5,071,758 shares

Sole power to dispose or direct the disposition:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

	Tang Capital Partners, LP	5,071,758 shares
	Tang Capital Management, LLC	5,071,758 shares
	Kevin C. Tang	5,071,758 shares

(c)	The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days, all of which were open market transactions, and in the case of the Notes, were privately negotiated purchases:

Entity	Transaction	Security	Trade Date	Shares/Principal/Contracts	Price

Tang Capital Partners, LP	Sale	Common Stock	3/26/2009	32,682	0.35

Tang Capital Partners, LP	Sale	Common Stock	3/27/2009	500,000	0.39

Tang Capital Partners, LP	Sale	Common Stock	3/27/2009	186,950	0.39

Tang Capital Partners, LP	Sale	Common Stock	3/30/2009	175,800	0.33

Tang Capital Partners, LP	Sale	Common Stock	3/31/2009	2,584	0.33

Tang Capital Partners, LP	Sale	Common Stock	4/3/2009	604,095	0.34

Tang Capital Partners, LP	Sale	Common Stock	4/6/2009	331,521	0.34

Tang Capital Partners, LP	Sale	Common Stock	4/7/2009	404,241	0.32

Tang Capital Partners, LP	Sale	Common Stock	4/8/2009	122,630	0.31

Tang Capital Partners, LP	Sale	Common Stock	4/9/2009	54,326	0.32

Tang Capital Partners, LP	Purchase	Notes	4/9/2009	5,000,000	44.00

Tang Capital Partners, LP	Sale	Common Stock	4/13/2009	400,000	0.35

Entity	Transaction	Security	Trade Date	Shares/Principal/Contracts	Price

Tang Capital Partners, LP	Sale	Common Stock	4/13/2009	77,236	0.35

Tang Capital Partners, LP	Purchase	Notes	4/13/2009	10,390,000	43.13

Tang Capital Partners, LP	Sale	Common Stock	4/14/2009	600,000	0.59

Tang Capital Partners, LP	Sale	Common Stock	4/14/2009	315,617	0.59

Tang Capital Partners, LP	Purchase	Notes	4/14/2009	5,500,000	43.13

Tang Capital Partners, LP	Sale	Common Stock	4/15/2009	200,000	0.49

Tang Capital Partners, LP	Sale	Contracts	4/15/2009	317(1)	0.15

Tang Capital Partners, LP	Sale	Common Stock	4/16/2009	250,000	0.46

Tang Capital Partners, LP	Sale	Common Stock	4/17/2009	100,000	0.47

Tang Capital Partners, LP	Sale	Common Stock	4/17/2009	232,900	0.47

Tang Capital Partners, LP	Sale	Common Stock	4/20/2009	200,000	0.56

Tang Capital Partners, LP	Sale	Common Stock	4/20/2009	417,100	0.56

Tang Capital Partners, LP	Sale	Common Stock	4/21/2009	150,000	0.59

Tang Capital Partners, LP	Sale	Common Stock	4/21/2009	100,000	0.59

Tang Capital Partners, LP	Sale	Common Stock	4/22/2009	84,000	0.61

Tang Capital Partners, LP	Sale	Common Stock	4/23/2009	116,000	0.63

Tang Capital Partners, LP	Sale	Contracts	4/23/2009	30(1)	0.05

Tang Capital Partners, LP	Sale	Contracts	4/23/2009	30(1)	0.15

Tang Capital Partners, LP	Sale	Common Stock	4/24/2009	34,700	0.63

Tang Capital Partners, LP	Sale	Contracts	4/24/2009	10(1)	0.05

Tang Capital Partners, LP	Sale	Contracts	4/24/2009	181(1)	0.15

Tang Capital Partners, LP	Sale	Common Stock	4/27/2009	7,500	0.63

Tang Capital Partners, LP	Sale	Common Stock	4/28/2009	100,000	0.69

Tang Capital Partners, LP	Sale	Contracts	4/28/2009	63(1)	0.05

Entity	Transaction	Security	Trade Date	Shares/Principal/Contracts	Price

Tang Capital Partners, LP	Sale	Contracts	4/28/2009	1,478(1)	0.15

Tang Capital Partners, LP	Sale	Common Stock	4/29/2009	62,100	0.70

Tang Capital Partners, LP	Sale	Contracts	4/29/2009	10(1)	0.15

Tang Capital Partners, LP	Sale	Contracts	4/30/2009	56(1)	0.05

Tang Capital Partners, LP	Sale	Common Stock	5/5/2009	250,000	0.52

Tang Capital Partners, LP	Sale	Common Stock	5/5/2009	350,000	0.52

Tang Capital Partners, LP	Purchase	Notes	5/5/2009	4,000,000	57.00

Tang Capital Partners, LP	Purchase	Notes	5/5/2009	15,323,000	64.00

Tang Capital Partners, LP	Sale	Common Stock	5/6/2009	100,000	0.52

Tang Capital Partners, LP	Sale	Common Stock	5/7/2009	12,900	0.70

Tang Capital Partners, LP	Sale	Contracts	5/7/2009	54(1)	0.10

Tang Capital Partners, LP	Sale	Contracts	5/11/2009	4,000(1)	0.05

Tang Capital Partners, LP	Sale	Contracts	5/11/2009	4,001(1)	0.15

Tang Capital Partners, LP	Sale	Common Stock	5/12/2009	50,000	0.56

Tang Capital Partners, LP	Sale	Common Stock	5/12/2009	300,000	0.56

Tang Capital Partners, LP	Sale	Contracts	5/12/2009	96(1)	0.15

(1) These transactions represent the sale of call option contracts. Each call option contract represents 100 shares of common stock.

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have an open short position of 9,455,002 shares of the Issuer’s common stock and has sold 10,326 call option contracts (each of which call option contract relates to 100 shares of common stock), which short position and call option contracts are not netted against the data provided herein for the purposes of determining the number of shares beneficially owned by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement (Filed herewith)

Exhibit 99.2:	Settlement and Exchange Support Agreement, dated May 10, 2009, between Tang Capital Partners, LP and Cell Genesys, Inc. (Filed herewith)

  SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

May 15, 2009
Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang